Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF SASOL
AND ITS MAJOR SUBSIDIARY

In compliance with paragraph 3.63 - 3.66 of the JSE Limited Listings Requirements, we hereby announce the following transactions in securities of Sasol by a director of the Company and its major subsidiary:

Director
S R Cornell
Companies
Sasol Limited
Sasol (USA) Corporation
Date transaction effected
13 March 2017
Number of securities
2900
Class of securities
American Depositary Receipts
Nature of transaction
Purchase of securities on-market
Volume weighted average price
per share

US$27.72
Lowest price per share
US$27.68
Highest price per share
US$27.74
Total value of transaction
US$80 387.31
Nature and extent of director's
interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director
S R Cornell
Companies
Sasol Limited
Sasol (USA) Corporation
Date transaction effected
14 March 2017
Number of securities
2100
Class of securities
American Depositary Receipts
Nature of transaction
Purchase of securities on-market
Volume weighted average price
per share

US$27.4
Lowest price per share
US$27.4
Highest price per share
US$27.41
Total value of transaction
US$57 551.88
Nature and extent of director's
interest

Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

22 March 2017
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited